UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MDI, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

552705204

(CUSIP Number)

John Linton

MDI Investments, LLC

835 Proton Rd.

San Antonio, TX 78258

Tel. No.:  (210) 854-4149

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 552705204

1	Names of Reporting Persons MDI Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.3%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 552705204

1	Names of Reporting Persons Almana Networks Solutions

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,850,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,850,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 552705204

1	Names of Reporting Persons Linton Investments, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 570,000

	8	Shared Voting Power 8,000,000

	9	Sole Dispositive Power 570,000

	10	Shared Dispositive Power 8,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,570,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 552705204

1	Names of Reporting Persons JL Capital GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 570,000

	8	Shared Voting Power 8,000,000

	9	Sole Dispositive Power 570,000

	10	Shared Dispositive Power 8,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,570,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 552705204

1	Names of Reporting Persons Swaraj Bontula

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,372,808

	8	Shared Voting Power 10,850,000

	9	Sole Dispositive Power 4,372,808

	10	Shared Dispositive Power 10,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,222,808

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 552705204

1	Names of Reporting Persons John Linton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,180,410

	8	Shared Voting Power 8,014,717

	9	Sole Dispositive Power 1,180,410

	10	Shared Dispositive Power 8,014,717

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,195,127

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 42.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 552705204

1	Names of Reporting Persons Robert Schorr

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,140,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,140,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,140,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 552705204

1	Names of Reporting Persons J.V.N. Prakash Rao

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,850,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 552705204

1	Names of Reporting Persons Saud Almana

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,850,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, $0.01 par value per share, of MDI, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 835 Proton Rd., San Antonio, TX 78258.

Item 2.	Identity and Background

(a) - (b) This Schedule 13D is filed by:

(i)            MDI Investments, LLC
21015 Cactus Cliff
San Antonio, TX 78258

(ii)           Almana Network Solutions
P.O Box 55229
Doha, Qatar

(iii)          Linton Investments, Limited Partnership
21015 Cactus Cliff
San Antonio, TX 78258

(iv)          JL Capital GP, LLC
21015 Cactus Cliff
San Antonio, TX 78258

(v)           Swaraj Bontula
P.O Box 55229
Doha, Qatar

(vi)          John Linton
21015 Cactus Cliff
San Antonio, TX 78258

(vii)         Robert Schorr
21527 Beaver Brook
San Antonio, TX 78260

(viii)        J.V.N. Prakash Rao
P.O Box 55229
Doha, Qatar

(ix)           Saud Almana
P.O Box 55229
Doha, Qatar

(c)       The principal business of MDI Investments, LLC is investment.

The principal business of Almana Networks Solutions  is network technology solutions.

The principal business of Linton Investments, Limited Partnership is investment.

The principal business of JL Capital GP, LLC is serving as general partner of Linton Investments, Limited Partnership.

The principal employment of Swaraj Bontula is as Chief Executive Officer of Almana Networks Solutions.

The principal employment of John Linton is as Managing Partner for Clearview Partners, LLC, a boutique investment banking and business development firm.

The principal employment of Robert Schorr is Vice President of Operations at Almana Networks Solutions.

The principal employment of J.V.N. Prakash Rao is Chief Executive Officer and a Director of Diplomat Group W.L.L.

The principal employment of Saud Almana is Vice Chairman of the Almana Group.

(d)        During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor

(e)        During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Swaraj Bontula and J.V.N. Prakash Rao are Indian citizens. John Linton and Robert Schorr are United States citizens. Saud Alaman is a citizen of Qatar.

Item 3.	Source and Amount of Funds or Other Consideration

On August 28, 2009, MDI Investments, LLC entered into a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2, with MDI, Inc., pursuant to which MDI Investments, LLC agreed to acquire from Issuer 4,000,000 shares of Common Stock of the Issuer, and a warrant to purchase 4,000,000 shares of Common Stock of the Issuer  at an exercise price of $0.60 per share, for an aggregate consideration of $1,000,000.  MDI Investments, LLC used cash on hand to make such purchase.

On September 8, 2009, Almana Networks Solutions, Linton Investments, Limited Partnership, Swaraj Bontula, John Linton and Robert Schorr (the “Holders”) entered into a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 3, with MDI, Inc., pursuant to which MDI, Inc. agreed to purchase all the issued and outstanding shares of common stock of Almana Networks International, Inc. (“ANI”) held by the Holders, in exchange for the issuance to the Holders of an aggregate of 9,500,000 shares of common stock of the Issuer.

Item 4.	Purpose of Transaction

MDI Investments, LLC entered into the Stock Purchase Agreement attached as Exhibit 2, and the Holders entered into the Stock Purchase Agreement attached as Exhibit 3 in order to acquire control of the business.  Pursuant to the Stock Purchase Agreement attached as Exhibit 2, MDI Investments, LLC was entitled to appoint four directors to the Board of Directors of Issuer. MDI Investments, LLC has nominated, and the Board of Directors of MDI has appointed to the Board of Directors Swaraj Bontula, John Linton, J.V.N. Prakash Rao and Brett Saevitzon. The Reporting Persons intend to seek to enhance shareholder value through the development of the business of Almana Networks International, Inc., now a wholly-owned subsidiary of MDI, Inc.

Item 5.	Interest in Securities of the Issuer

(a, b)       As of the date hereof, MDI Investments, LLC may be deemed to be the beneficial owner of 8,000,000 shares, constituting 37.3% of the shares of the Issuer, based upon 21,446,964* shares outstanding as of the date of this filing.

MDI Investments, LLC has the sole power to vote or direct the vote of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; and has shared power to dispose or direct the disposition of 0 shares.

(a, b)       As of the date hereof, Almana Networks Solutions may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946* shares outstanding as of the date of this filing.

Almana Networks Solutions has the sole power to vote or direct the vote of 2,850,000 shares; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 2,850,000 shares; and has shared power to dispose or direct the disposition of 0 shares.

(a, b)       As of the date hereof, Linton Investments, Limited Partnership may be deemed to be the beneficial owner of 8,570,000 shares, constituting 40.0% of the shares of the Issuer, based upon 21,446,964* shares outstanding as of the date of this filing.

Linton Investments, Limited Partnership has the sole power to vote or direct the vote of 570,000 shares; has the shared power to vote or direct the vote of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 570,000 shares; and has shared power to dispose or direct the disposition of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(a, b)       As of the date hereof, JL Capital GP, LLC may be deemed to be the beneficial owner of 8,570,000 shares, constituting 40.0% of the shares of the Issuer, based upon 21,446,964* shares outstanding as of the date of this filing.

JL Capital GP, LLC has the sole power to vote or direct the vote of 570,000 shares; has the shared power to vote or direct the vote of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 570,000 shares; and has shared power to dispose or direct the disposition of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(a, b)       As of the date hereof, Swaraj Bontula may be deemed to be the beneficial owner of 15,222,808 shares, constituting 71.0% of the shares of the Issuer, based upon 21,446,964* shares outstanding as of the date of this filing.

Swaraj Bontula has the sole power to vote or direct the vote of 4,372,808 shares; has the shared power to vote or direct the vote of 10,850,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 4,372,808 shares; and has shared power to dispose or direct the disposition of 10,850,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(a, b)       As of the date hereof, John Linton may be deemed to be the beneficial owner of 9,195,127 shares, constituting 42.8% of the shares of the Issuer, based upon 21,472,374* Shares outstanding as of the date of this filing.

John Linton has the sole power to vote or direct the vote of 1,180,410 shares, which includes 25,410 shares issuable upon the exercise of a warrant; has the shared power to vote or direct the vote of 8,014,717 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 1,180,410 shares, which includes 25,410 shares issuable upon the exercise of a warrant; and has shared power to dispose or direct the disposition of 8,014,717 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(a, b)       As of the date hereof, Robert Schorr may be deemed to be the beneficial owner of 1,140,000 shares, constituting 6.5% of the shares of the Issuer, based upon 17,446,964* Shares outstanding as of the date of this filing.

Robert Schorr has the sole power to vote or direct the vote of 1,140,000 shares; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 1,140,000 shares; and has shared power to dispose or direct the disposition of 0 shares.

 (a, b)      As of the date hereof, J.V.N. Prakash Rao may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946* shares outstanding as of the date of this filing.

J.V.N. Prakash Rao has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,850,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,850,000 shares.

(a, b)       As of the date hereof, Saud Almana may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946* shares outstanding as of the date of this filing.

Saud Almana has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,850,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,850,000 shares.

*The number of outstanding shares is based on 17,446,964 shares as reported by the Company as of the date of this filing, adjusted for warrants held by Reporting Persons.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Stock Purchase Agreement dated as of September 8, 2009 and attached hereto as Exhibit 4, the Holders entered into a side letter agreement with the Issuer agreeing not to vote an aggregate of 7,000,000 shares held in escrow by Issuer and to be released upon the occurrence of certain revenue milestones with respect to Almana Networks International, Inc., prior to the release of such shares.  Also in connection with this transaction, the Holders and the Issuer entered into a Call Agreement, attached hereto as Exhibit 5, pursuant to which the Issuer was granted a right to repurchase 2,500,000 of the shares issued to the Holders in the event that certain revenue milestones with respect to Almana Networks International, Inc. were not met.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1

Joint Filing Statement dated September 18, 2009, by and among Almana Networks Solutions, Linton Investments, Limited Partnership, Swaraj Bontula, John Linton, Robert Schorr, J.V.N. Prakash Rao, and Saud Almana

2	STOCK PURCHASE AGREEMENT, dated as of August 28, 2009, by and among MDI, Inc. and MDI Investments, LLC

3

STOCK PURCHASE AGREEMENT, dated as of September 8, 2009, by and among MDI, Inc., Almana Networks International, Inc., Almana Networks Solutions, Linton Investments, Limited Partnership, Swaraj Bontula, John Linton and Robert Schorr

4

Letter Agreement, dated as of September 8, 2009, by and among MDI, Inc., Almana Networks International, Inc., Almana Networks Solutions, Linton Investments, Limited Partnership, Swaraj Bontula, John Linton and Robert Schorr

5	Call Agreement, dated as of September 8, 2009, by and among MDI, Inc., Almana Networks Solutions, Linton Investments, Limited Partnership, Swaraj Bontula, John Linton and Robert Schorr

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18 , 2009

MDI INVESTMENTS, LLC

By:	/s/ Swaraj Bontula
Name:	Swaraj Bontula
Title:	President

ALMANA NETWORKS SOLUTIONS

By:	/s/ Swaraj Bontula
Name:	Swaraj Bontula
Title:	Chief Executive Officer

LINTON INVESTMENTS, LIMITED PARTNERSHIP

By:	JL Capital GP, LLC

By:	/s/ John Linton
Name:	John Linton
Title:	Manager

JL CAPITAL GP, LLC

By:	/s/ John Linton
Name:	John Linton
Title:	Manager

Swaraj Bontula

/s/ Swaraj Bontula
Name: Swaraj Bontula, individually

John Linton

/s/ John Linton
Name: John Linton, individually

Robert Schorr

/s/ Robert Schorr
Name: Robert Schorr, individually

J.V.N. Prakash Rao

/s/ J.V.N. Prakash Rao
Name: J.V.N. Prakash Rao, individually

Saud Almana

/s/ Saud Almana
Name: Saud Almana, individually